September 26, 2025

VIA EDGAR

To:	Mr. Eranga Dias
Mr. Erin Purnell
Ms. SiSi Cheng
Mr. Andrew Blume
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	APEX Global Solutions Limited
Registration Statement on Form F-1
File No.: 333-289708

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, APEX Global Solutions Limited (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on September 29, 2025, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter. The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Very truly yours,

APEX Global Solutions Limited

/s/ Goh Kwang Yong
By:	Goh Kwang Yong
Title:	Chief Executive Officer